

January 23, 2013

<u>Via E-mail</u>
D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
3rd Floor Unity Chambers
28 Halkett Street
St. Helier, Jersey JE2 4WJ
Channel Islands

> **Re: Randgold Resources Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 0-49888**

Dear Mr. Bristow:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You state on page 49 of your Form 20-F that during 2011 you undertook geological expeditions to North Sudan (Khartoum). Sudan is designated as a state sponsor of terrorism by the U.S. Department of State, and is subject to U.S. economic sanctions and export controls. Your Form 20-F does not include other information regarding Sudan-related activities.

   Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any goods, equipment, technology, information, support, and/or services that you have provided or intend to provide into Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the government of Sudan or entities it controls. Your response should include information regarding any type of mineral rights and any proven and/or probable ore reserves for the areas you have explored in Sudan. Finally, tell us the dollar amounts of any license fees and other payments, whether in cash or kind, or pursuant to any production-sharing agreements, you have made and/or are required to make to Sudan for any mineral rights and permits in that country.

2. Please discuss for us the materiality of the contacts with Sudan you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance